December 8, 2010

Caroline Kim
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cloud Peak Energy Inc.
Registration Statement on Form S-1
Filed November 19, 2010
File No. 333-170744
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 17, 2010
File No. 001-34547
Schedule 14A Definitive Proxy Statement
Filed April 29, 2010
File No. 001-34547

Dear Ms. Kim:

This letter sets forth the response of Cloud Peak Energy Inc. (the “Company” or “Cloud Peak”) to the comment letters, dated December 6, 2010, of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Registration Statement on Form S-1 (File No. 333-170744) filed November 19, 2010 (the “Registration Statement”), the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 (File No. 001-34547) filed March 17, 2010 (the “2009 Form 10-K”), and the Company’s Schedule 14A Definitive Proxy Statement (File No. 001-34547) filed April 29, 2010. In order to ease your review, we have repeated each comment in its entirety in the original numbered sequence. We have filed simultaneously Amendment No. 1 to the Registration Statement in connection with comment 3 to Exhibit 5.1 of the Registration Statement described below and have attached a marked copy of such Exhibit indicating the changes that the Company has made to the Exhibit.

Form S-1 Comment Letter

Registration Statement on Form S-1

General

1.                                       Please be advised that we will not accelerate effectiveness of the Form S-1 until you have cleared all outstanding comments, including comments to your Form 10-K that are being sent under separate cover.

Response:  The Company respectfully notes the Staff’s comment.  The Company does not intend to request acceleration of effectiveness of the Registration Statement until all outstanding comments on the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 have been resolved.

2.                                       Based on discussions with the staff regarding your desired timing, it appears that you have an underwriting arrangement currently in place.  If you already have an underwriting agreement in place, please name the underwriters on the cover page and provide the disclosures required by Item 508 of Regulation S-K.

Response:  The Company respectfully notes the Staff’s comment.  As previously discussed with the Staff, the Company does not currently have an underwriting arrangement in place.  In the event of an underwritten offering pursuant to the Registration Statement, the Company acknowledges its obligation to file a prospectus supplement and underwriting agreement in accordance with SEC rules and regulations.

Exhibit 5.1: Legal Opinion

3.                                       Please eliminate the Delaware law qualification on page 2.  Refer to Item 610(b)(5) of Regulation S-K.

Response:  The Company respectfully notes the Staff’s comment and has revised Exhibit 5.1 in response to the Staff’s comments.

Form 10-K Comment Letter

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business, page 7

Mining Operations, page 10

Customers and Coal Contracts, page 12

Customers, page 13

1.                                      We note that NRG Texas Power LLC accounted for 10% of your revenues in 2009, and that you have historically sold most of your coal under long-term coal sales agreements.  Please advise us whether you have a long-term contract with NRG Texas Power that requires them to purchase specified amounts of your coal production.  If you have such a contract, please disclose the material terms of such arrangements.  In addition, please file any such agreements, or tell us why you are not required to file them.

Response:  The Company respectfully notes the Staff’s comment.  As previously discussed with the Staff, the contract with NRG Texas Power that is described in the 2009 Form 10-K expired in March 2010 and was not renewable or otherwise renewed.  The expiration of the contract was disclosed in the 2009 Form 10-K and the Company’s subsequent filings with the SEC.  Further, the contract only accounted for 9.7% of the Company’s revenues in 2009.

Definitive Proxy Statement on Schedule 14A, filed April 29, 2010

General

2.                                       Please confirm in writing that you will comply with the following comments relating to your proxy statement in future filings, and provide us with an example of the disclosure you intend to use.  After our review of your responses, we may raise additional comments.

Response:  The Company respectfully notes the Staff’s comments and confirms that it will comply with the comments relating to its proxy statement in future filings as further described below.

Proposal I, Page 6

Election of Class I Directors, page 6

3.                                       Please revise your director biographies to provide the business experience during the past five years.  Refer to Item 401(e) of Regulation S-K.  For example, please clarify Mr. Bailey’s business experience between 2002 and 2009, and Mr. Owens’ business experience between 2007 and 2010.

Response:  The Company respectfully notes the Staff’s comment and confirms that it will revise its director biographies in future filings in response to the Staff’s comment.

Executive Compensation, page 39

4.                                       We note that the Compensation Committee considers the risks associated with your compensation policies and practices, with respect to both executive compensation and compensation generally.  We also note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:  The Company respectfully notes the Staff’s comment.  As previously discussed with the Staff, the Compensation Committee of the Company concluded that, in its business judgment, any risks arising from the Company’s compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company.  The Company acknowledges its disclosure obligations under Item 402(s) of Regulation S-K to the extent that any risks arising from the Company’s future compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the Company.

5.                                       You state that the annual incentive compensation provides rewards for achieving annual operating, financial and personal performance objectives.  Please disclose all qualitative and quantitative targets.  See Items 402(b)(2)(v)-(vi) of Regulation S-K.  To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b), please provide on a supplemental basis a detailed explanation supporting your conclusion.  Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors.  Please disclose the factors considered by the compensation committee in setting performance-related objectives.  Please see Instruction 4 to Item 402(b).

Response:   The Company respectfully notes the Staff’s comment.  As previously discussed with the Staff, based on the current compensation structure of the Company, the Company will disclose its qualitative and quantitative targets in future filings with the SEC.  Specifically, the Company’s 2010 annual incentive compensation program for executives includes financial and non-financial performance metrics. The Company, in its 2011 proxy statement, will identify each such performance metric and disclose all quantitative targets established for each such performance metric by the Compensation Committee, and the Company will discuss the factors considered by the Compensation Committee in setting the performance-related objectives.  The Company will make similar disclosures for future proxy statements, based on its current executive compensation program and current expectations regarding executive compensation.

*              *              *

Should you have any questions or comments with respect to this filing, please call me at (212) 504-6177.

Sincerely,

/s/ MICHAEL C. RYAN

Michael C. Ryan

cc:	Roger Schwall (Securities and Exchange Commission)
Anne Nguyen Parker (Securities and Exchange Commission)
Colin Marshall (Cloud Peak Energy Inc.)
Michael Barrett (Cloud Peak Energy Inc.)
Robert Puls (PricewaterhouseCoopers LLP)
David Buist (PricewaterhouseCoopers LLP)